Exhibit 99.2

NICE Actimize Announces New Investigation Management Solution to
Empower Analysts by Automating Evidence Gathering

Recent NICE Actimize survey notes that evidence gathering is the #1 investigative activity that respondents would like to automate

Hoboken, N.J. – March 20, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has announced the NICE Actimize Investigation Management solution, which improves investigations by automating evidence gathering and discovery processes. The solution leverages automation tools and analytics to empower analysts to focus on reducing an organization's risk rather than on time-consuming and mundane tasks of each investigation.

"Automation with the intent of empowering investigators has become the leading focus for many institutions as they work to optimize their operations and better meet complex regulatory requirements," said Joe Friscia, President, NICE Actimize. "Analysts are currently spending too much time on manual and repetitive tasks, leading to unintentional errors along the way, thereby increasing costs and lowering productivity. These new tools also encourage and enable collaboration leading to more efficient investigations and lowered risk."

NICE Actimize Investigation Management, designed to make investigations faster and more accurate, utilizes simple investigative data acquisition and management processes that free investigators to spend time on higher value tasks. The solution helps automate and improve investigations in three powerful ways. First, the solution automatically acquires, extracts, and stores evidentiary data and new entities, linking them with a click of a button to create actionable entity insights. Additionally, the solution provides guided visual network analysis, showing relations and patterns to help make better informed decisions. Last, the solution fully empowers investigators to collaborate through real time notifications and communications.

According to a recent NICE Actimize survey of global financial services organizations, evidence gathering is the highest-value investigative activity that respondents would like to automate. More than half of the respondents also said their analysts spend over 30 percent of time on manual processes, searching for evidence in an average of five systems for each analyst. The costs associated with this can add up quickly – a team of 10 analysts spending just 10 minutes a day simply toggling into and out of different systems will spend over 2.5 man-months a year on toggling alone.

NICE Actimize also recently introduced its Quality Assurance and Productivity Studio solutions. When combined with NICE Actimize's robust case management solution, these three products work to lower costs, reduce risk, and offer a higher level of consistency across the organization.

The survey is part of a joint PwC-NICE Actimize white paper "Manual transition. Transforming financial crime investigations through automation." For a copy of whitepaper, please click on the link here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.